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                             October 4, 2023

       Kian Hwa Goh
       Chief Executive Officer
       Orangekloud Technology Inc.
       1 Yishun Industrial Street 1
       #04-27/28&34 Aposh Building Bizhub
       Singapore, 768160

                                                        Re: Orangekloud
Technology Inc.
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
28, 2023
                                                            CIK No. 0001979407

       Dear Kian Hwa Goh:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 26, 2023 letter.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Other Metrics, page 41

   1. We note the revisions made in response to prior comment 1. Please explain further what you mean by
"application software on premise at one-time off paying on the software contributed from third
party products." In addition, we note your current revenue
                                                        recognition policy on
F-13 only includes third-party licenses. Please revise to discuss how you recognize revenue
from these non-recurring third-party products.
 Kian Hwa Goh
Orangekloud Technology Inc.
October 4, 2023
Page 2
General

2. We note your response to prior comment 2. Please expand your disclosure to include a
      discussion of the effect the Reorganization will have on the company   s
shareholders.
       Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-3334 with any other questions.



                                                         Sincerely,
FirstName LastNameKian Hwa Goh
                                                         Division of
Corporation Finance
Comapany NameOrangekloud Technology Inc.
                                                         Office of Technology
October 4, 2023 Page 2
cc:       Lawrence Venick
FirstName LastName